August 11, 2022

Office of Energy and Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

Attention:	Joanna Lam

Myra Moosariparambil

Re:	China Southern Airlines Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 28, 2022

File No. 001-14660

Dear Ms. Lam and Ms. Moosariparambil:

We refer to your letter dated August 3, 2022 addressed to China Southern Airlines Company Limited (the “Company”) relating to the above-referenced filing.

Please be advised that the Company will provide its responses to your comments by August 31, 2022.

If you have any questions regarding the foregoing, please contact the undersigned at +4420 7786 9010.

Sincerely,

/s/ James C. Scoville

James C. Scoville